Exhibit 99.1

K Wave Media (NASDAQ: KWM) Secures $1 Billion Capital Capacity to Drive Bitcoin Treasury Strategy; Announces $500 M Convertible Note with Anson Funds

NEW YORK and SEOUL, South Korea, July 10, 2025 (GLOBE NEWSWIRE) -- K Wave Media Inc. (Nasdaq: KWM) (“K Wave” or the “Company”), the first Nasdaq-listed public company to integrate Korean cultural content with a Bitcoin-focused corporate treasury model, today announced entering into a convertible note agreement with Anson Funds where Anson agreed to provide up to $500 million in financing under which KWM will allocate minimum 80% of the net proceeds toward purchase of BTC. The first tranche will be the issuance and sale of $15 million in senior secured convertible notes and warrants to Anson Investments Master Fund, LP, and Anson East Master Fund LP pursuant to a securities purchase agreement.

This follows the previously announced $500 million Standby Equity Purchase Agreement (SEPA) with Bitcoin Strategic Reserve, bringing the Company’s total capital capacity for its treasury initiative to $1 billion.

With execution underway, KWM has completed its initial acquisition of “88” BTC. “88”, widely regarded as a symbol of fortune and success in Asian culture, demonstrates firm conviction in Bitcoin as a superior long-term investment. The Company intends to scale its holdings of Bitcoin aggressively and transparently, aligning itself with the monetary principles of Bitcoin and the growing global movement of on-chain corporate reserves.

“We believe that this financing structure positions us to execute one of the most ambitious corporate Bitcoin accumulation strategies in the world,” said Ted Kim, CEO of K Wave Media. “Our objective is clear: to scale our holdings toward 10,000 Bitcoin as soon as possible while maintaining strong investor alignment and full transparency in treasury reporting. At the same time, our existing K-content businesses stand to benefit from this BTC-driven treasury strategy as we actively explore innovative ways for global fans to engage with, consume, and even invest in our premium movies and dramas using Bitcoin.”

Amin Nathoo, CEO of Anson, said, “We are excited to partner with K Wave and their impressive management team as they execute on both the K-content and Bitcoin treasury opportunities.”

KWM’s model combines capital markets sophistication with cultural resonance. By anchoring Bitcoin to a forward-looking media platform, the Company aims to create new pathways for investor participation and global engagement and be a leader in the Web3 economy.

D. Boral Capital LLC acted as the exclusive placement agent for the offering.

The securities in the offering were offered and sold in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws.

This press release is not an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Information About the Transaction with Anson Funds:

The Securities Purchase Agreement:

Pursuant to and subject to the terms and conditions of the Purchase Agreement, the Company plans to issue and sell to the Purchasers in a private placement, $15,000,000 of Senior Secured Convertible Notes representing an aggregate principal amount of $15,789,473.68 (the “Notes”) and warrants (the “Warrants”) to purchase an aggregate of 4,312,180 of the Company’s ordinary shares, no par value per share (“Ordinary Shares”). Upon mutual agreement and subject to additional closing conditions as set forth in the Purchase Agreement, the Company and the Purchasers may elect to purchase additional notes and warrants in one or more subsequent closings, for aggregate gross proceeds of up to $500 million (including proceeds from the initial closing).

The aggregate gross proceeds of the first tranche to the Company from the offering will be $15 million before deducting the placement agent’s fees and other offering expenses payable by the Company. Pursuant to the Purchase Agreement, the Company is required to use at least 80% of the net proceeds from the sale of the Notes and the Warrants exclusively for the purchase of Bitcoin (BTC).

The Notes:

The Notes mature, and all principal and any accrued interest on such Note will be payable on July 3, 2027. The Notes do not bear interest unless an Event of Default (as defined in the Notes) occurs, in which event the Notes will bear interest at a rate of 12% per annum, payable at maturity. Additionally, any overdue accrued and unpaid interest to be paid under the Notes will incur a late fee at an interest rate equal to 12% per annum.

The principal and any accrued interest under the Notes are convertible into Ordinary Shares at any time by the holder thereof at an initial conversion price of $4.40 per Ordinary Share (subject to customary adjustment provisions in the Notes).

The Ordinary Shares issuable upon conversion of the Notes are expected to be registered for resale pursuant to the terms of a Registration Rights Agreement.

The Warrants:

The Warrants will provide the holders to purchase an aggregate of up to 143,739,293 Ordinary Shares at an initial exercise price of $3.6616 (subject to customary adjustment provisions in the Warrants), are immediately exercisable by the holders thereof and expire on the fifth anniversary of the date of issuance.

The Ordinary Shares issuable upon exercise of the Warrants are expected to be registered for resale pursuant to the terms of a Registration Rights Agreement.

About K Wave Media (Nasdaq: KWM):

K Wave Media is pioneering a Bitcoin-backed corporate treasury model while leveraging the global influence of Korean entertainment. Through strategic capital allocation into Bitcoin, original content, and consumer brands, KWM is rede ning what a culturally driven, investor-aligned public company can be.

About Anson Funds:

Anson Funds is a privately held alternative investment company based in Toronto and Dallas with a strong track record of backing transformative digital asset platforms. Anson is an active institutional investor in the Bitcoin ecosystem.

Forward Looking Statements:

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward- looking statements. In addition, forward-looking statements reflect the Company’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward- looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of the Company described in the Company’s Form 20-F initially filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. These forward- looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact:

Investor Relations
K Wave Media Inc.

ir@kwavemedia.com

Red Rooster PR
Evan Sneider
esneider@redroosterpr.com

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